CLIFTON STAR COMPLETES $1.5 MILLION FINANCING WITH MINERALFIELDS GROUP

Clifton Star Resources Inc. has completed its recently announced private placement of 731,705 units, each unit consisting of one flow-through common share and one non-flow-through share purchase warrant, at a price of $2.05 per unit. Each warrant is exercisable to purchase one non-flow-through common share of the company at a price of $2.42 until May 6, 2011.

Limited Market Dealer Inc. was paid a finder's fee of 36,585 non-flow-through common shares of the company and issued a finder's option exercisable until May 6, 2011, to purchase 73,170 units at a price of $2.05 per finder's unit. Each finder's unit consists of one non-flow-through common share of the company and one non-flow-through share purchase warrant. Each finder's Warrant is exercisable to purchase one non-flow-through common share of the company at a price of $2.42 until May 6, 2011. All of the securities issued pursuant to this private placement are subject to a hold period and may not be traded until Sept. 7, 2009, except as permitted by Canadian securities legislation and the TSX Venture Exchange.

The company intends to use the proceeds from the offering for exploration and development of the its Quebec properties. This is the 10th private placement into the company by MineralFields Group. "We are very pleased with our continuing relationship with MineralFields," said Harry Miller, president.

About MineralFields, Pathway and First Canadian Securities

MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantaged superflow-through limited partnerships to investors throughout Canada, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at its website. First Canadian Securities is active in leading resource financings (both flow-through and hard-dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining, and oil and gas exploration, companies to date through First Canadian Securities.